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                              June 16, 2021

       Michelle Kley
       Executive Vice President, General Counsel and Secretary
       Virgin Galactic Holdings, Inc
       166 North Roadrunner Parkway, Suite 1C
       Las Cruces, New Mexico 88011

                                                        Re: Virgin Galactic
Holdings, Inc
                                                            Registration
Statement on Form S-3
                                                            Filed May 28, 2021
                                                            File No. 333-256607

       Dear Ms. Kley:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. It appears that you are seeking to register the issuance of shares of common stock underlying 2,666,667
warrants issued to investors in a private placement in connection with the closing of
your initial public offering. Please provide your analysis as to why you believe you are
eligible to register the issuance of the underlying common shares to private placement
purchasers as these shares appear to have been offered privately.
                                                        Alternatively, please
revise your registration fee table and prospectus to indicate that the registration statement
does not cover the offer and sale of these underlying securities. For guidance, refer to
Securities Act Sections Compliance and Disclosure Interpretations
                                                        239.15 and 103.04.
 Michelle Kley
Virgin Galactic Holdings, Inc
June 16, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Irene Barberena-Meissner at (202) 551-6548 or Kevin Dougherty at (202)
551-3271 with any questions.



                                                           Sincerely,
FirstName LastNameMichelle Kley
                                                           Division of
Corporation Finance
Comapany NameVirgin Galactic Holdings, Inc
                                                           Office of Energy &
Transportation
June 16, 2021 Page 2
cc:       Drew Capurro, Esq.
FirstName LastName